FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

MARKET ANNOUCEMENT

Reference is made to Letter CVM/SEP/GEA-4/No. 087/09, which refers to the material fact notice published by Sadia S.A. (“Sadia”) and Perdigão S.A. (“Perdigão”) on 05.19.09.

With respect to the reference made to CVM’s Practice Bulletin No. 35/09, it seems important to recall that Sadia and Perdigão are totally independent companies, having the negotiation [of the shares substitution ratio] been conducted between representatives of two completely different equity majorities, who defended the interests of each company.

Therefore, at the time the substitution ratio (which is, of course, subject to shareholders approval) was negotiated and fixed, there was not – as there is not today – a requirement to apply Art. 264 of Law No. 6,404/76, quoted in Practice Bulleting No. 35/08, but only to apply, as it is usual, articles 153 and following of said Law, having Sadia’s administrators essentially followed the same criterion referred to in items (i) to (xiv) of the aforementioned rule, to the extent applicable.

For this reason, we are of the opinion that, at present, the requirements for application of the special methodology recommended by Practice Bulleting No. 35/09, i.e. the establishment of an independent committee, are not present. As repeatedly informed, there were, over the last months, intensive negotiations between the representatives of the two companies, accompanied by their respective Brazilian and foreign legal and economic counsel, without any interference from one company in the other that could hinder their independency.

In the last phase of the process described in the published material fact notice, which implementation is subject to the verification of several conditions precedent and to the occurrence of precedent events referred to therein, which do not allow us to anticipate their exact timeframe, Sadia will be a company indirectly controlled by Perdigão, through HFF.

Only at that moment, and as a demonstration of care and attention with the securities market, the two companies thought of, in theory, applying Practice Bulletin No. 35/08, notwithstanding the fact that the shares substitution ratio has been independently established – as aforementioned –-, and that such independency has not been compromised only because the merger of one company’s shares into the other may happen in the future.

Since, as informed in the material fact notice, company’s by-laws and the composition of its board of directors may be changed, it is premature, for now, to detail the option to be followed with respect to the composition of the independent committee (e.g., formed exclusively by company’s administrators, most of them independent, by external members, or by a mix of company’s administrators and independent members, as foreseen in the bulletin).

Company’s administration is, anyhow, alert to the need to assure the high qualification and total independency of the committee, whenever same is formed, and the CVM and the market will be promptly informed when that happens.

In any event, it seems to us that the application of Practice Bulletin No. 35/08 could not change the legal responsibility of the administrators (and not of the committee) to represent the company before another independent party (which responsibility cannot be delegated, pursuant to Art. 139 of Lei No. 6,404/76). For that reason, the concept that the share substitution ratio should be submitted and confirmed (or not, obviously) by the independent committee, which will only happen if the committee deems to have been fulfilled the legal and regulatory requirements, should not to be disapproved.

It was not the intention, in any manner, to limit the future committee’s independency by using the concept that it will be incumbent upon such independent committee to confirm (or not) the shares substitution ratio – also independently negotiated and established, it must be said –.

Regarding the other questions posed, we reaffirm that the formation of the committee – not yet formed, since it is only to act in the future – and the need to amend company’s bylaws will depend, on the one hand, on the committee’s composition and, on the other hand, on the extent the bylaws will be amended for implementation of the transaction, which amendment may or may not include this issue.

Although there is no intention to limit or in any way restrict the committee’s independency, the adoption of special procedures, at present, besides appointing the professionals to form the independent committee, which is in due course, seems not to be needed.

For the sale of Concórdia Holding Financeira S.A.’s shares, a specialized and independent institution will be hired to prepare an appraisal to be presented to Sadia’s shareholders, who, pursuant to company’s by-laws, are incumbent upon approving the sale. It has been agreed that the price will be paid by means of delivery of 1,991,211 BRF shares, and this price will be supported by the appraisal report. This transaction phase will be preceded by the payment, by Concórdia Financeira, to Sadia, of dividends in the amount of R$105,553,000.00, and by a review of Concórdia Financeira’s financial statements by independent auditors. In addition, and subject to CVM’s approval, the Merger Agreement establishes that an option to purchase two identical lots of said BRF shares will be granted, for exercise in 180 and 360 days, respectively.

On the other hand, we are of the view that Sadia should not opine on the increase of Perdigão’s capital.

With respect to the operational synergies, the Chairman of Sadia’s Board was concerned with not confirming the several estimates that had been published, including because of their level of dispersion, but only to generically comment that such estimates were not far from the ranges estimated by company’s consultants, stressing that that was an absolutely preliminary analysis, and that the capture of such synergies greatly depends on the review of the transaction by the antitrust authorities.

At your entire disposal for any further information you may need, we remain.

Yours sincerely,

São Paulo, May 26, 2009

José Luis Magalhães Salazar

Investors Relations Officer

SADIA S.A.